Filed Pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED NOVEMBER 14, 2023

TO OFFERING CIRCULAR DATED MARCH 3, 2023

STARTENGINE CROWDFUNDING, INC.

4100 West Alameda Avenue, 3rd Floor

Burbank, CA 91505

800-317-2200

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 3, 2023 (the “Offering Circular”) of StartEngine Crowdfunding, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available as indicated below, and supplements the information contained in the Offering Circluar.

•	Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 found HERE.
•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 found HERE.
•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 found HERE.

In addition, the Company filed its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2023 today.  That report and our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Termination of StartEngine Crowdfunding, Inc.’s Regulation A Offering

The purpose of this supplement is to announce that for administrative reasons it is extending the termination date for the Regulation A offering conducted by StartEngine Crowdfunding, Inc. It will now terminate on November 17, 2023 (the "Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on November 17, 2023. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.